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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                (Amendment No. 1)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2



                      Friedman, Billings, Ramsey Group Inc.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                   358433 10 0
                                 (CUSIP Number)



                                December 24, 2002
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

--------------------------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO. 358433 10 0                                              Page 2 of 5


Name of reporting person/I.R.S. Identification No. of above person (entities only).

         PNC INVESTMENT CORP./I.R.S. Identification No. 51-0206717

1.       Check the appropriate box if a member of a group.

         (a)             [ ]

         (b)             [ ]

2.       SEC use only.

3.       Citizenship or place of organization.

                  DELAWARE

4.       Sole voting power.                     |
                                                |
                  0                             |
                                                |       Number of
5.       Shared voting power.                   |       Shares
                                                |       Beneficially
                  0                             |       Owned by
                                                |       Each
6.       Sole dispositive power.                |       Reporting
                                                |       Person With
                  0                             |
                                                |
7.       Shared dispositive power.              |
                                                |
                  0                             |

8.       Aggregate amount beneficially owned by each Reporting Person.

                  0

9.       Check box if the aggregate amount in row (9) excludes certain shares:

                  [ ]

10.      Percent of class represented by amount in row (9).

                  0%

11.      Type of Reporting Person.

                  CO



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CUSIP NO. 358433 10 0                                              Page 3 of 5


ITEM 1(a).        Name of Issuer:   FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.


ITEM 1(b).        Address of Issuer's principal executive offices:

                  POTOMAC TOWER
                  1001 NINETEENTH STREET NORTH
                  ARLINGTON, VA   22209


ITEM 2(a).        Name of person filing:    PNC INVESTMENT CORP.

ITEM 2(b).        Address of principal business office:

                  300 DELAWARE AVENUE
                  SUITE 304
                  WILMINGTON, DE   19801

ITEM 2(c).        Citizenship:     DELAWARE

ITEM 2(d).        Title of class of securities:      CLASS A COMMON STOCK

ITEM 2(e).        CUSIP Number:    358433 10 0

ITEM 3. If this Statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the Reporting Person is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act;

                  (b) [ ] Bank as defined in Section 3(a)(6) of the
                          Exchange Act;

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act;

                  (e) [ ] An investment advisor in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b)
                          of the Federal Deposit Insurance Act;


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CUSIP NO. 358433 10 0                                              Page 4 of 5


                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.  Ownership.

         Amount beneficially owned:0

         (a)      Percent of Class: 0%

         (b)      Number of shares as to which such persons have:

                  (i)     Sole power to vote or to direct the vote: 0

                  (ii)    Shared power to vote or to direct the vote: 0

                  (iii)   Sole power to dispose or to direct the disposition of:
                          0

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  Ownership of five percent or less of a class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  Ownership of more than five percent on behalf of another person.

         NOT APPLICABLE.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

         NOT APPLICABLE.

ITEM 8.  Identification and classification of members of the group.

         NOT APPLICABLE.

ITEM 9.  Notice of dissolution of Group.

         NOT APPLICABLE.

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CUSIP NO. 358433 10 0                                              Page 5 of 5


ITEM 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        January 9, 2003



                                        /s/ William S. Demchak
                                        --------------------------
                                        (Signature)

                                        William S. Demchak
                                        President and Treasurer
                                        --------------------------
                                        (Name/Title)